PELLEGRINO, LLC

303 West Lancaster Avenue, Suite 302 ■ Wayne, PA 19087

TEL (856) 292-8331 ■ FAX (856) 504-0202

mp@pell-law.com ■ www.pell-law.com

Michael T. Pellegrino

Attorney at Law

Admitted in Pennsylvania

& New Jersey

September 25, 2020

VIA EDGAR TRANSMISSION

Mr. Ray Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust (the “Trust”)

Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Dear Mr. Be:

This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on September 1, 2020 with respect to the Amendment relating to the registration of shares of Gadsden Dynamic Multi-Asset ETF (the “Fund”), a series of the Trust. The Amendment was filed with the Commission on July 22, 2020. The Trust has considered the comments provided and has authorized me to make the responses discussed below on its behalf. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

Comment 1.	Please use plain English to clearly explain how the Fund makes decisions to buy or sell investments or construct the Fund’s portfolio as a whole.

Response:	The Trust is sensitive to the requirement that disclosures be presented using plain English. The Trust has revised the Fund’s investment strategy disclosures and other disclosures in response.

Comment 2.	The prospectus states that the Empowered Funds, LLC (the “Adviser”) has engaged a non-discretionary investment sub-adviser to support management of the Fund. Briefly describe the term “non-discretionary.”

Response:	The requested change has been made.

Comment 3.	Please prioritize the principal risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. The remaining risks may be shown alphabetically. See Accounting Disclosure 2019-08 (Improving Principal Risks Disclosure, September 9, 2019).

Response:	The Trust has made the foregoing changes.

Comment 4.	Please explain why the Fund chose the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index and the additional 60/40 index (which also includes the foregoing T-Bill Index as a component). It appears that the Fund does not invest a significant portion of its assets in Treasury bills.

Response:	The Fund seeks long term capital appreciation via a balanced portfolio. Thus, a standard 60/40 passive portfolio is most appropriate to compare against as the primary Fund benchmark. The passive alternative to the Fund, in Gadsden’s view, would be a 60/40 index portfolio. Additionally, the expected long-term volatility target is approximately 60% of the Dow Jones Composite Index.

Separately, the Fund may take a defensive stance during market downturns or heightened periods of volatility. For example, the Fund did invest a substantial portion of its portfolio (approximately 50% of total assets) in US Treasuries during late Q1 / early Q2 due to the COVID-19 pandemic. Consequently, retail investors may benefit from comparing the Fund to a defensive portfolio or “safe haven” asset during times of marked volatility. For this reason, Gadsden selected the 3-Month U.S. Treasury Bill Index.

Comment 5.	In connection with the Fund’s description of “ETV Risks,” please reduce the use of unfamiliar terms.

Response:	The Trust has made the foregoing changes

Statement of Additional Information (“SAI”)

Comment 6.	In the paragraph following the Fund’s fundamental investment restrictions, please explain what is meant by the sentence that states: “This limitation does not apply to (i) the lending of portfolio securities . . .”

Response:	The intent of the sentence was to indicate that, notwithstanding the Fund’s fundamental investment restriction regarding loans, the Fund could lend its portfolio securities, etc. The Trust has revised the sentence to be clearer.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (856) 292-8331 or mp@pell-law.com.

Sincerely,

/s/ Michael T. Pellegrino, Esq.
Michael T. Pellegrino, Esq.
Trust Counsel